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                                                           FOR: The Cronos Group

FOR IMMEDIATE RELEASE

                                                       CONTACT: Elinor A. Wexler
                                        Vice President, Corporate Communications
                                                                  (415) 677-8990

                        CRONOS RESOLVES SEC INVESTIGATION

SAN FRANCISCO, CA - November 15, 1999 -- The Cronos Group (Nasdaq: CRNS) announced today that it has agreed to a settlement of the SEC's private investigation of the Company. The investigation, triggered by the actions of former management of the Company, was commenced by the SEC in February, 1997. The focus of the inquiry was the relationship between the Company's former Chairman, Stefan M. Palatin, and companies controlled by him.

The Company has consented to the entry of an administrative cease and desist order, entered and published by the SEC on this date. Without admitting or denying the findings set forth by the SEC in the order, the Company has agreed to cease and desist from committing or causing any violation or future violation of Section 17(a) of the Securities Act of 1933, Sections 10(b), 13(a), and 13(b) of the Securities Exchange Act of 1934, and certain rules promulgated by the SEC thereunder. The Company has further agreed to designate an agent for service of process and to cooperate with the Commission and its Staff in any judicial proceeding related to the order and in any administrative proceeding instituted by the Commission against former officers or directors of the Company.

"When I assumed the position of Chairman of Cronos in March of this year," commented Dennis J. Tietz, Chairman and CEO of Cronos, "one of my objectives was to resolve the SEC's investigation of the Company, triggered by the actions of former management. I am happy that we have reached a resolution of the SEC's investigation that has not involved the payment of any fine or penalty." Mr. Tietz concluded that "with this matter behind us, we can now focus our energies on implementing our business plan to reduce costs, to increase the utilization and per diem rental rates of our container fleet, and to return to the capital markets."

Cronos is one of the world's leading lessors of intermodal containers, owning and managing a fleet of over 365,000 TEU (twenty-foot equivalent units). The diversified Cronos fleet of dry cargo, refrigerated and other specialized containers is leased to a customer base of approximately 400 ocean carriers and transport operators around the world. Cronos provides container-leasing services through an integrated network of offices through state-of-the-art information technology.


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Safe Harbor Statement

This release discusses certain forward-looking matters that involve risks and uncertainties that could cause actual results to vary materially from estimates. Risks and uncertainties include, among other things, changes in international operations, exchange rate risks, changes in market conditions for the company's container lease operations and the company's ability to provide innovative and cost-effective solutions.

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This press release and other information concerning Cronos can be viewed at
Cronos' website at www.cronos.com.


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